Filed pursuant to Rule433 ____

Registration No.333-151522

Leveraged and Inverse MacroShares Meet Needs of Long-Term Investors

MacroShares' Unique Long-Term Performance Objectives Address Recent ETF Concerns

Press Release

Source: MacroShares Major Metro Housing

On Tuesday August 11, 2009, 9:00 am EDT

MACROSHS HOUSING UP

MADISON, N.J., Aug. 11, 2009 (GLOBE NEWSWIRE) -- In response to mounting inquiries from investors, financial advisors and securities brokers, MacroMarkets LLC announced reassurances today that MacroShares are designed to meet the needs of long-term portfolio investors and do not reset daily like some leveraged and inverse ETFs. Recently, the Financial Institutions Regulatory Authority (FINRA) issued Bulletin 09-31, targeting "Non-Traditional ETFs," warning that "inverse and leveraged ETFs that are reset daily" may be unsuitable for retail investors planning on holding the securities for a period greater than one day.

A number of the broker dealers have limited the use of leveraged and inverse ETFs, but continue to offer MacroShares to their investors because MacroShares are not ETFs, and do not have a daily performance objective. MacroShares are designed to be liquid, priced every 15 seconds on the NYSE, and offer investors inverse and leveraged returns. MacroShares are fully-collateralized, open-ended trusts providing retail and institutional investors price discovery and performance objectives that are unambiguously long-term.

Robert Shiller, Chief Economist and MacroMarkets co-founder noted, "Our latest offerings, Major Metro Housing Up (NYSE:UMM- News) and Major Metro Housing Down (NYSE:DMM - News) offer both leveraged and inverse performance designed for longer-term investors. MacroShares magnify returns by applying an index leverage factor to the cumulative percentage change in the index over time from a fixed, starting level, which is different than the leverage structure of ETFs. Delivering amplified returns is consistent with the needs of buy and hold investors, and also ensures that the underlying value of the security will always move in the direction one would expect, regardless of holding period or degree of market volatility."

Regarding the tendency of some market observers to mistake MacroShares for ETFs, Sam Masucci, MacroMarkets' President and CEO, explained, "Although MacroShares trusts are exchange-traded and have underlying values that track their benchmark, they are unique as they only hold U.S. Treasury Bills, cash and cash equivalents." In contrast, ETFs typically invest in securities, commodity futures, options or swaps contracts in order to meet their shorter-term objectives. Masucci added, "We have invested in a product design that delivers a form of leveraged and inverse performance that is uniquely well-suited to the needs of buy-and-hold investors."

MacroShares provide investors access to important asset classes that would otherwise be impossible for investors and risk managers to reach directly, like U.S. Home Prices. On this note, Shiller concluded, "UMM and DMM are the easiest, most liquid, and lowest-cost means to directly invest in or hedge exposure to the $20 trillion U.S. residential real estate asset class. Our ability to deliver incremental liquidity and price discovery to an asset class as massive and important as U.S. housing, and the multiple patents we have secured for MacroShares across the globe are testaments to the uniqueness of this instrument relative to other more familiar instruments such as ETFs. It is vital that investors and their financial advisors carefully read pertinent offering documents and understand the suitability of any security they might consider adding to a portfolio."

More information can be found at www. MacroMarkets.com.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Contact:

MacroShares Major Metro Housing

General Inquires:

888-9House5

Press Inquiries:

Diane Masucci

973-889-1973 x 103